UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25/A

(Amendment No. 1)

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

Commission File Number: 000-49709

For Period Ended: June 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended: ______________

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Cardiff Lexington Corporation
Full Name of Registrant

Cardiff International, Inc.
Former Name if Applicable

401 E. Las Olas Blvd. Suite 1400
Address of Principal Executive Office (Street and Number)

Fort Lauderdale, FL 33301
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant changed audit firms in June 2021. Previously, the Registrant’s independent public accounting firm was Daszkal Bolton LLP (“DB”), which audited the Registrant’s financial statements contained in the Annual Report on Form 10-K for the fiscal years ended December 31, 2020 and December 31, 2019 (the “2020 Form 10-K”). In preparing the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (the “Affected 10-Q”), the Registrant’s current independent public accounting firm, Rosenberg Rich Baker Berman, P.A. (“RRBB”), has raised issues with certain of the line items and disclosures in the 2020 Form 10-K that they believe renders them unable to provide a review of the Affected 10-Q, which results in the inability of the Registrant to File the Affected 10-Q. The Registrant has been informed by DB that it believes that there are no errors in the financial statements contained in the 2020 Form 10-K. The Registrant has retained a consulting firm to assist it in a review and, if necessary, a revision of its 2019-2020 financial statements but is unable at this time to determine when that review and, if applicable, revision will be complete and whether it will require a restatement or other adjustment of its financial statements for 2019-2020 and interim periods within those fiscal years. The letter of RRBB required by Rule 12b-25(c) accompanies this Form12b-25/A as an exhibit.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daniel Thompson	844	628-2100
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cardiff Lexington Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 24, 2021	By:	/s/ Alex Cunningham
Chief Executive Officer

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ACCOUNTANTS ♦ ADVISORS

www.rrbb.com

ROSENBERG RICH BAKER BERMAN & COMPANY

265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

August 24, 2021

Office of the Chief Accountant
Securities and Exchange Commission
460 Fifth Street N.W.
Washington, DC 20549

Re: Cardiff Lexington Corporation
Commission File Number: 000-49709

This letter is written in response to the requirements of Rule 12b-25(c) under the Securities Exchange Act of 1934 and is in satisfaction of item (c) of Part II of form 12b-25.

We are the independent auditors of Cardiff Lexington Corporation (the "Registrant"). The Registrant has stated in Part II of filing Form 12b-25 that it is unable to timely file, without unreasonable effort or expense its Form 10-Q for the three and six months ended June 30, 2021.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25. We are unable to complete our review of the Registrants June 30, 2021 financial statements as we have become aware of issues that we believe may result in there being material errors in the Registrants financial statements for the years ended December 31, 2019 and December 31, 2020, and within the interim periods within those fiscal years.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 12b-25.

Sincerely,

Rosenberg Rich Baker Berman, P.A.

ROSENBERG RICH BAKER BERMAN, P.A.

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • CENTER FOR AUDIT QUALITY • PRIVATE COMPANIES PRACTICE SECTION • PRIME GLOBAL • REGISTERED WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD

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